FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2004	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

This report on Form 6-K shall be deemed to be incorporated by reference into Coca-Cola FEMSA, S.A. de C.V.'s Registration Statement on Form F-3 (Registration No. 333-117168) filed with the Securities and Exchange Commission (the "Commission") on July 6, 2004 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Stock Listing Information	2004
Mexican Stock Exchange	THIRD QUARTER RESULTS
Ticker: KOFL
		Third quarter			Third quarter

NYSE (ADR)		2004	2003	Δ%	2004	2003

Ticker: KOF	Total Revenues	11,411	11,358	0.5%	% of Tot. Rev.

	Gross Profit	5,588	5,557	0.5%	49.0%	48.9%

	Operating Income	1,958	1,796	9.0%	17.2%	15.8%

Ratio of KOF L to KOF = 10:1	Majority net income	1,257	546	130.4%	11.1%	4.9%

	EBITDA(1)	2,463	2,477	(0.5)%	19.1%	18.8%

	Net Debt(2) (3)	22,045	27,158

	Quarterly EBITDA (1) / Quarterly Interest Expense	4.15

	Quarterly Earnings per Share	0.68	0.30

	Average Shares Outstanding	1,846.4	1,846.4

	Expressed in million of Mexican pesos with purchasing power as of September 30, 2004, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other virtual charges. See reconciliation table on page 11.
	(2) Figures for 2003 are as of December 31, 2003.
	(3) Net Debt = Total Debt - Cash

	Total revenues for the third quarter reached Ps.11,410.6 million
For Further Information: Investor Relations Alfredo Fernandez afernandeze@kof.com.mx (5255) 5081-5120 / 5121 Julieta Naranjo jnaranjo@kof.com.mx (5255) 5081-5148 Website: www.cocacola-femsa.com.mx	Consolidated operating income increased 9.0% totaling Ps.1,957.6 million, and operating margin reached 17.2%, a margin expansion of 140 basis points.
	Consolidated net income increased by 130.4% to Ps.1,257.0 million, resulting in earnings per share of Ps.0.681
	Total net debt at the end of the quarter was approximately U.S.$1,937.9 million.

Mexico City (October 27, 2004), Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world, in terms of sales volume, announces results for the third quarter and nine months of 2004.

“We have successfully completed the integration of our new operations and we are pleased with the results we have achieved thus far. The evident turnaround in profitability outside of Mexico underscores the efficacy of our shared business practices and strategies and, importantly, our understanding of our new market territories’ cultural differences and consumption habits. Additionally, we are improving gradually our level of profitability in Mexico, despite raw-material cost pressure and the more complex competitive environment” said Carlos Salazar, Chief Executive Officer of the Company.

October 27, 2004	Page 1

Consolidated results and Balance sheet

CONSOLIDATED RESULTS

Our consolidated revenues reached Ps.11,410.6 million for the third quarter of 2004, an increase of 0.2% as compared to the same period of 2003. Our average price per unit case was Ps.24.27 (U.S.$2.13)1 and our consolidated operating income increased 9.0% to Ps.1,957.6 million, resulting in a margin expansion of 140 basis points from 15.8% to 17.2% over the prior quarter.

During the third quarter of 2004, our integral cost of financing shifted from a loss of Ps.942.2 million to a gain of Ps.128.7 million in the third quarter of 2003. This improvement mainly reflected a foreign exchange gain generated by the appreciation of the Mexican peso versus the U.S. dollar applied to our U.S. dollar-denominated debt and lower net interest expenses driven by a reduction in average debt balances.

During the third quarter of 2004, income tax, tax on assets, and employee profit sharing, as a percentage of income before taxes, was 40.6%. During the same period of 2003 this rate was 33.2%, reflecting the deduction for tax purposes of fees associated with the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.

Our consolidated majority net income increased 130.4% to Ps.1,257.0 million in the third quarter of 2004 as compared to the same period in 2003, resulting in earnings per share (“EPS”) of Ps.0.681 (U.S.$0.598 per ADS) computed on the basis of 1,846.4 million shares outstanding (each ADS represents 10 local shares).

BALANCE SHEET

As of September 30, 2004, Coca-Cola FEMSA had a cash balance of Ps.3,492 million (U.S.$307.0 million), total short-term debt of Ps.3,380 million (U.S.$297.1 million), and long-term debt of Ps.22,157 million (U.S.$1,947.7 million).

During the third quarter of 2004, we reduced the Company’s total debt by approximately U.S.$70 million. We completed the refinancing of the remaining principal amount of our 5yr USD syndicated loan (U.S.$40 million) from last year’s acquisition financing, with a new 6 yr Ps.550 million bilateral loan. We also paid down the U.S.$100 million Private Placement Notes due 2004 issued in 1994. During the third quarter of 2004, the peso appreciated from Ps.11.5123 to Ps.11.3759, causing our total debt to increase in dollar terms by approximately U.S.$18.8 million.

The following charts set forth the Company’s debt profile by currency and interest-rate type and the debt amortization schedule as of September 30, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(2)

U.S. dollars	32%	31%	6.23%
Mexican pesos	65%	21%	9.11%
Colombian pesos	3%	100%	10.16%

(2)	Annualized average interest rate per currency for the third quarter of 2004

		Debt Amortization Schedule amounts in millions (local currency)(3)

	U.S. dollars	Mexican pesos	Colombian pesos

2004	$54.8
2005	0.7	Ps. 2,750.0	Col. 65,750
2006	200.7	1,314.7	45,000
2007	0.7	2,000.0	34,250
2008	0.2	3,750.0
2009 and thereafter	455.0	6,700.0

(3)	Debt amortization valued at face value as of September 30, 2004

__________________
1 Assumes a foreign exchange rate of Ps.11.3759 per U.S. dollar

October 27, 2004	Page 2

Consolidated statement of changes in financial position and operating results by territory

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos or U.S. dollars as of September 30, 2004

	Jan - Sep 2004
	Ps.	USD(1)

Net Income before extraordinary items	2,711	238
Non cash charges to operating income	1,688	148
Other non cash charges to net income	(254)	(22)

	4,145	216

Change in Working capital	507	45

NRGOA(2) before extraordinary items	4,652	261

Extraordinary items	1,194	105

NRGOA(2)	5,846	366

Capital expenditures	(1,220)	(107)
Investments in shares and other assets	(190)	(17)
Dividend payments	(530)	(47)
Financial Transactions	(3,854)	(339)
Others	495	43

Increase in cash and cash equivalents	546	(84)

Cash and cash equivalents at begining of period	2,946	259
Cash and cash equivalents at end of period	3,492	307

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps. 11.3759 per US Dollar
(2)	Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. (“Panamco”) had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco’s results have not been included in our financial statements for periods prior to May 2003.

Financial information for the third quarter of 2004 is comparable with the third quarter of 2003, however for the nine-month period is not comparable. On an annual basis the information will not be comparable until the end of 2005.

As we mentioned in our fourth-quarter 2003 press release, several accounting adjustments were booked during that quarter which impacted our results for 2003. These adjustments were related to (i) an excise tax reimbursement in Mexico that would have impacted positively the third quarter of 2003 in the amount of Ps.47 million, ( ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that would have decreased our depreciation expense by Ps.32 million in the third quarter of 2003, and ( iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that would have reduced the operating expenses by Ps.60 million, decreasing the non-cash items in the same amount in the third quarter of 2003 .

As part of an accounting standardization process implemented in Coca-Cola FEMSA territories during 2004, certain expenses that were classified as administrative expenses during 2003 are now classified as selling expenses during 2004. For comparison purposes we reclassified 2003 figures without impacting total operating expenses in 2003. The effect of these reclassifications were Ps.110.1 million and Ps.342.5 million for the third quarter of 2003 and the nine months ended in September 30, 2003, respectively.

For nine-month period volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.

October 27, 2004	Page 3

Third quarter and First nine months 2004 summary

THIRD QUARTER 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	256.3	54.6%	Ps. 1,447.7	74.0%	21.6%
Central America	27.4	5.9%	101.1	5.2%	12.0%
Colombia	40.5	8.6%	145.9	7.5%	15.2%
Venezuela	45.2	9.6%	53.8	2.7%	4.5%
Brazil	65.6	14.0%	112.5	5.7%	9.7%
Argentina	34.0	7.3%	96.7	4.9%	16.3%

Total	468.9	100.0%	Ps.1,957.6	100.0%	17.2%

FIRST NINE MONTHS 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	741.6	54.4%	Ps.4,041.2	75.5%	20.5%
Central America	80.8	5.9%	291.7	5.5%	11.4%
Colombia	122.0	8.9%	274.6	5.1%	9.9%
Venezuela	126.7	9.3%	206.1	3.9%	6.1%
Brazil	190.7	14.0%	261.0	4.9%	7.7%
Argentina	102.5	7.5%	273.7	5.1%	15.5%

Total	1,364.3	100.0%	Ps.5,348.0	100.0%	15.9%

October 27, 2004	Page 4

Mexican and Central American operating results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps.6,707.2 million for the third quarter of 2004, 6.0% lower as compared to the third quarter of 2003, mainly driven by a 5.6% decline in the average price per unit case during the third quarter of 2004. Higher rates of sales volume growth in our territories outside the Valley of Mexico, which have a lower price per unit case, combined with lower average price per unit case, were the main reason for the price decrease. Excluding Ciel water volumes in 5.0, 19.0, and 20.0-liter packaging presentations, our average price per unit case was Ps.29.8 (U.S.$2.62).

Total sales volume remained almost flat in the third quarter of 2004 as compared to the same period of 2003, reaching 256.3 million unit cases (“MUC”). Carbonated Soft Drink (“CSD”) sales volume increased 1.6% to 205.9 MUC, offsetting the 6.4% reduction in the jug water sales volume. CSD category growth mainly resulted from the solid performance of our flavor brands, which accounted for approximately two thirds of incremental volumes, while brand Coca-Cola accounted for the balance.

Income from Operations

During the quarter we experienced higher sweetener and polyethylene terephtalate (“PET”) costs, which we partially offset with cost savings from our light-weight bottle initiatives, our increased use of standard sugar as compared to the third quarter of the previous year, and the synergies we captured from the consolidation of our new Mexican territories resulting on a 30 basis points decline in the gross margin from 53.0% in the third quarter of 2003 to 52.7% in the same period of 2004.

Operating expenses declined 4.4% to Ps.2,088.3 million, representing 31.1% of total revenues. The decline in operating expenses was mainly driven by adjustments in the compensation scheme in our pre-sale system, which increased the fixed component of our sales force wages and headcount optimization since the third quarter of last year. All of the above reduced our operating profit by 9.3% to Ps.1,447.7 million, resulting in an operating margin of 21.6%.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

In our Central American territories, total revenues reached Ps.841.8 million for the third quarter of 2004, an increase of 1.7% as compared to the same period of 2003, mainly driven by volume growth. Our average price per unit case was Ps.30.78 (U.S.$2.71) declining 0.6% due to a shift in our packaging mix to larger presentations.

Total sales volume in our Central American territories reached 27.4 MUC, a 2.0% increase as compared to the same quarter of 2003. This increase was mainly driven by volume growth in Costa Rica and Nicaragua. Brand Coca-Cola and flavors each accounted for approximately half of the volume increase.

Income from Operations

For the third quarter of 2004 our gross profit decreased by 7.3% to Ps.382.7 million as compared to the same period of 2003, resulting for 45.5% of gross margin. During the period, the Company experienced increases in raw material prices, mainly for sugar and PET, compared with the third quarter of 2003.

Despite the decline in gross profit, we increased our operating income by 49.8% in the third quarter of 2004 as compared to the same period of 2003, reaching an operating margin of 12.0%. The margin improvement resulted mainly from a shift in profitability of our Guatemalan operation and by increasing the fixed component in the compensation scheme in our pre-sale system in some of our Central American operations.

October 27, 2004	Page 5

Colombian and Venezuelan operating results

COLOMBIAN OPERATING RESULTS

Revenues

In Colombia, our total revenues were Ps.960.5 million for the third quarter of 2004, a 1.99% decline from the third quarter of 2003, despite a 2.6% decrease in sales volume. Our average price per unit case was Ps.23.73 (U.S.$2.09), 0.9% higher than the third quarter of 2003, as a result of price increases implemented in May 2004 over a declining and depressed pricing base. Our sales volume of brand Coca-Cola grew 5.5% to 26.7 MUC in the third quarter of 2004 as compared to the same period of the previous year, partially offsetting a 18.2% decline in our CSD flavors.

Income from Operations

During the third quarter of 2004, our gross profit totaled Ps.465.5 million, an increase of 1.6% compared with the same period of 2003, resulting in a 48.5% gross margin as compared to 46.8% in the same period of 2003. These results were mainly due to (i) lower sugar prices, and a shift to standard sugar, which is less-expensive, (ii) manufacturing savings achieved from the rationalization of our plants, and (iii) the appreciation of the Colombian Peso against the U.S. dollar applied to our dollar-denominated costs.

Our operating income was Ps.145.9 million during the third quarter of 2004, resulting in a 15.2% operating income margin compared to 8.4% in the previous year. This improvement was mainly driven by headcount optimization and lower corporate charges driven by centralization of certain administrative practices.

VENEZUELAN OPERATING RESULTS

Revenues

In Venezuela, our total revenues increased by 19.9% in the third quarter of 2004, as compared with the same period of the previous year totaling Ps.1,185.7 million, as a result of the combined effect of an increase of 5.1% in the average price per unit case and a 13.9% of volume growth. Our average price per unit case was Ps.26.20 (U.S.$2.30) as a result of price increases implemented at the end of the first quarter of 2004, which were partially offset by a product mix shift towards multi-serve presentations of the value protection brand Grapette. Sales volume increase was mainly driven by the introduction of the new presentation for the multi-flavor brand Hit and the continuous roll-out of larger presentations for the value protection brand Grapette which combined accounted for two thirds of the sales volume growth and the Coca-Cola brand representing the majority of the balance.

Income from Operations

In the third quarter of 2004, gross profit grew 27.9% year-over-year to Ps.510.9 million for a gross profit margin of 43.1% compared with 40.4% for the same period of 2003. Higher sales volume and the higher average price per unit case more than offset an increase in the unitary cost of sales due to a packaging mix shift to non-returnable presentations, which have higher packaging costs.

Selling and administrative expenses increased 60 basis points as percentage of total revenues due to (i) higher freight costs reflecting price increases above inflation, (ii) a reclassification of promotional expenses that was previously recorded in net revenues, and (iii) higher administrative expenses driven by additional senior and operating headcount intended to strength our management team in Venezuela. Our operating income was Ps.53.8 million, a 200 basis points improvement as a percentage of total revenues, over the same period of last year resulting in a 4.5% operating income margin.

October 27, 2004	Page 6

Brazilian and Argentine operating results

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps.1,161.4 million for the third quarter of 2004, an improvement of 12.9% as compared with the same period of the previous year. Our average price per unit case was Ps.17.65 (U.S.$1.55), a 3.4% increase over the third quarter of 2003, as a result of (i) a 2.5% weighted average price increase implemented in May 2004, (ii) our strategic shift in the product and channel mix towards the core brands and small retailers, respectively, and (iii) the implementation of our revenue management strategies.

During the third quarter of 2004, all of our beverage categories recorded increased volumes. CSD’s sales volume in our Brazilian territories increased by 12.3% as compared with the same period of 2003, mainly driven by a 14.9% sales volume growth in brand Coca-Cola, which accounted for more than 70% of the sales volume increase in the period.

Income from Operations

During the third quarter of 2004, our gross profit totaled Ps.463.7 million, a 26.0% increase as compared with the same period of the previous year. Gross margin rose from 35.8% in the third quarter of 2003 to 39.9% in the same period of 2004, reflecting the optimized use of raw materials and higher efficiency levels.

In absolute terms, our operating expenses increased slightly as compared to the third quarter of 2003, however, they decreased as a percentage of sales as a result of higher operating leverage driven by an increase in sales volume. Our third-quarter operating income was Ps.112.5 million, resulting in a margin expansion of 760 basis points from 2.1% in the third quarter of 2003 to 9.7% in the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps.592.5 million, a 21.1% increase over the third quarter of 2003, due to the combined effect of an 18.9% sales volume growth and a 2.4% average price per unit growth during the same period. The average price growth was driven by price increases implemented at the end of July 2004.

During the quarter, the company experienced increased volumes in all of its beverage categories. Our premium and core brands represented more than 60% of the incremental sales volume during the quarter and the value protection brand Tai comprised the majority of the remaining balance.

Income from Operations

Our gross profit as a percentage of total revenues increased 400 basis points, from 37.3% in the third quarter of 2003 to 41.3% in the third quarter of 2004 due to the continued packaging mix trend to returnable presentations, which accounted for 27% of our sales volume in the third quarter of 2004, as compared to 25% in the same period of 2003.

In Argentina, our operating expenses as a percentage of total revenues decreased 260 basis points, from 27.6% in the third quarter of 2003 to 25.0% in the third quarter of 2004. This improvement resulted from higher fixed-cost absorption due to higher revenues. During the third quarter of 2004, operating income in our Argentine territories was Ps.96.7 million, and our operating income margin reached 16.3%, an increase of 660 basis points compared with the third quarter of 2003.

October 27, 2004	Page 7

Summary of nine-month and recent developments

SUMMARY OF NINE-MONTH RESULTS

Financial information for the first nine months of 2004 is not comparable with the same period of 2003, however for volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.

For the nine months ended September 30, 2004, our consolidated sales volume reached 1,364.3 MUC, an increase of 1.69% driven by volume growth in almost all of our territories during the first nine months of the year.

During the first nine months of 2004, our total revenues reached Ps.33,540.5 million, which resulted in a consolidated average unit price per case of Ps.24.48 (U.S.$2.15). Our gross margin as a percentage of total revenues was 48.7% for the first nine months of 2004. Our consolidated operating income was Ps.5,348.0 million, 15.9% as a percentage of total revenues during the first nine months of 2004.

Our consolidated net income before extraordinary items totaled Ps.2,710.9 million for the first nine months of 2004, resulting in an EPS of Ps.1.468 (U.S.$1.291 per ADS) computed on the basis of 1,846.4 million shares outstanding. Majority net income was Ps.3,893.7 million, resulting in an EPS of Ps.2.109 (U.S.$1.854 per ADS).

RECENT DEVELOPMENTS

  As we mentioned in our second quarter 2004 press release, we obtained a favorable final ruling in May 2004 from a Mexican federal court not subject to appeal allowing us to deduct losses arising from the sale of shares during 2002. As a result of the ruling, our consolidated net income for the second quarter of 2004 increased by Ps.1.258 billion (U.S.$98.8 million). In August 2004, we received Ps.1.124 billion in the form of a cash reimbursement and will receive the balance in the form of a tax deduction.

  On September 1, 2004, a rights offering of 98,840,861 newly issued Series L Shares, including Series L Shares in the form of American Depositary Shares, to holders of our Series L Shares and American Depositary Shares, as applicable, expired in both the United States and Mexico. The price per share was the Mexican peso equivalent of U.S.$2.216 per Series L Share or U.S.$22.16 per American Depositary Share. The rights offering did not have a significant impact on the ownership structure.

  On October 18, 2004, Mr. Irial Finan, President of Bottling Investments at The Coca-Cola Company, was named a Series D member of our board and Mr. Mark Harden, President of The Servicesource, a shared service division of The Coca-Cola Company, appointed as the alternate director. They replaced Mr. Steven J. Heyer and Ms. Patricia Powell, respectively.

October 27, 2004	Page 8

Conference call information and recent developments

CONFERENCE CALL INFORMATION

        Our third-quarter 2004 Conference Call will be held on: October 27, 2004, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9829 and International: 617-847-8703. We invite investors to listen to the live audiocast of the conference call on the Company's website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through November 5, 2004. To listen to the replay please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

• • •

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 30 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

• • •

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2004. For comparison purposes, 2003 and 2004 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the third quarter of 2004, which ended on September 30, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “U.S.$” are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

• • •

(7 pages of tables to follow)

October 27, 2004	Page 9

Consolidated Balance Sheet

Consolidated Balance Sheet Expressed in million of Mexican pesos with purchasing power as of September 30, 2004

Assets	Sep-04		Dic-03

Current Assets
Cash and cash equivalents	Ps.	3,492	Ps.	2,946

Total accounts receivable		2,333		3,049

Inventories		2,397		2,303
Prepaid expenses		142		211

Total current assets		8,364		8,509

Property, plant and equipment
Property, plant and equipment		29,058		28,841
Accumulated depreciation		(11,772)		(11,111)
Bottles and cases		1,003		1,013

Total property, plant and equipment, net		18,289		18,743

Investment in shares		421		625
Deferred charges, net		1,287		1,978
Intangibles		35,183		34,270

Total Assets	Ps.	63,544	Ps.	64,125

Liabilities and Stockholders' Equity	Sep-04		Dic-03

Current Liabilities
Short-term bank loans and notes	Ps.	3,380	Ps.	3,124
Interest payable		393		388
Suppliers		3,399		3,577
Other current liabilities		3,134		2,864

Total Current Liabilities		10,306		9,953

Long-term bank loans		22,157		26,980
Pension plan and seniority premium		528		627
Other liabilities		2,679		2,730

Total Liabilities		35,670		40,290

Stockholders' Equity
Minority interest		665		170
Majority interest:
Capital stock		2,745		2,745
Additional paid in capital		11,744		11,744
Retained earnings of prior years		11,823		9,926
Net income for the period		3,894		2,426
Cumulative results of holding non-monetary assets		(2,997)		(3,176)

Total majority interest		27,209		23,665

Total stockholders' equity		27,874		23,835

Total Liabilities and Equity	Ps.	63,544	Ps.	64,125

October 27, 2004	Page 10

Consolidated Income Statement

Consolidated Income Statement Expressed in million of Mexican pesos(1) with purchasing power as of September 30. 2004

	3Q04	3Q03	YTD04	YTD03(2)

Sales Volume(millions unit cases)	468.9	453.0	1,364.3	968.8
Average price per unit case	24.27	25.07	24.48	26.14

Net revenues	11,381.9	11,357.8	33,392.0	25,326.8
Other operating revenues	28.7	25.6	148.5	143.4

Total revenues	11,410.6	11,383.4	33,540.5	25,470.2
Cost of sales	5,823.1	5,826.2	17,199.0	12,836.8

Gross profit	5,587.5	5,557.2	16,341.5	12,633.4

Administrative expenses	656.0	658.7	1,958.4	1,372.7
Selling expenses	2,974.0	3,102.3	9,035.0	6,539.4

Operating expenses	3,630.0	3,761.0	10,993.4	7,912.1

Operating income	1,957.5	1,796.2	5,348.1	4,721.3

Interest expense	594.1	705.0	1,830.7	1,210.5
Interest income	163.8	88.3	241.7	223.6
Interest expense, net	430.3	616.7	1,589.0	986.9
Foreign exchange loss (gain)	(102.8)	773.7	104.9	1,769.0
Loss (gain) on monetary position	(456.2)	(448.2)	(967.3)	(454.8)

Integral cost of financing	(128.7)	942.2	726.6	2,301.1
Other (income) expenses, net	(40.4)	21.8	180.1	130.1

Income before taxes	2,126.6	832.2	4,441.4	2,290.1
Taxes	863.5	276.4	1,730.5	833.6

Consolidated net income before ext. items	1,263.1	555.8	2,710.9	1,456.5
Extraordinary items	-	-	1,193.8	-

Consolidated net income	1,263.1	555.8	3,904.7	1,456.5

Majority net income	1,257.0	545.6	3,893.7	1,440.5

Minority net income	6.1	10.2	11.0	16.0

Operating income	1,957.5	1,796.2	5,348.1	4,721.3
Depreciation	288.0	347.0	910.9	738.9
Amortization and Others (3)	217.9	333.80	776.9	660.0

EBITDA (4)	2,463.4	2,477.0	7,035.9	6,120.2

(1)	Except volume and average price per unit case figures.
(2)	Includes five months from our new territories acquired from Panamco.
(3)	Includes returnable bottel breakage expense.
(4)	EBITDA = Operating Income + Depreciation +Amortization & Others

October 27, 2004	Page 11

Mexican and Central American operations

Mexican operations Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3 Q03	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	256.3		256.2		741.6
Average price per unit case	26.05		27.60		26.47

Net revenues	6,675.5		7,069.1		19,626.4
Other operating revenues	31.7		68.6		111.2

Total revenues	6,707.2	100.0%	7,137.7	100.0%	19,737.6	100.0%
Cost of sales	3,171.3	47.3%	3,357.7	47.0%	9,297.3	47.1%

Gross profit	3,536.0	52.7%	3,780.0	53.0%	10,440.3	52.9%

Administrative expenses	395.5	5.9%	367.9	5.2%	1,164.3	5.9%
Selling expenses	1,692.8	25.2%	1,815.8	25.4%	5,234.9	26.5%

Operating expenses	2,088.3	31.1%	2,183.7	30.6%	6,399.2	32.4%

Operating income	1,447.7	21.6%	1,596.3	22.4%	4,041.2	20.5%
Depreciation, Amortization & Others (2)	289.0	4.3%	362.0	5.1%	965.0	4.9%

EBITDA (3)	1,736.7	25.9%	1,958.3	27.4%	5,006.1	25.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

Central American operations Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3 Q03	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	27.4		26.9		80.8
Average price per unit case	30.78		30.96		31.68

Net revenues	843.5		831.6		2,560.1
Other operating revenues	(1.7)		(3.7)		3.4

Total revenues	841.8	100.0%	827.9	100.0%	2,563.5	100.0%
Cost of sales	459.1	54.5%	415.2	50.2%	1,340.5	52.3%

Gross profit	382.7	45.5%	412.7	49.8%	1,223.0	47.7%

Administrative expenses	69.7	8.3%	57.9	7.0%	200.8	7.8%
Selling expenses	211.9	25.2%	287.2	34.7%	730.6	28.5%

Operating expenses	281.6	33.5%	345.1	41.7%	931.4	36.3%

Operating income	101.1	12.0%	67.7	8.2%	291.7	11.4%
Depreciation, Amortization & Others (2)	42.6	5.1%	70.2	8.5%	179.8	7.0%

EBITDA (3)	143.7	17.1%	137.8	16.6%	471.5	18.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

October 27, 2004	Page 12

Colombian and Venezuelan operations

Colombian operations Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3Q 03	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	40.5		41.6		122.0
Average price per unit case	23.73		23.52		22.80

Net revenues	960.5		979.1		2,781.4
Other operating revenues	-		0.0		-

Total revenues	960.5	100.0%	979.1	100.0%	2,781.4	100.0%
Cost of sales	495.0	51.5%	521.2	53.2%	1,485.1	53.4%

Gross profit	465.5	48.5%	457.9	46.8%	1,296.3	46.6%

Administrative expenses	32.3	3.4%	87.6	8.9%	132.0	4.7%
Selling expenses	287.3	29.9%	287.7	29.4%	889.7	32.0%

Operating expenses	319.6	33.3%	375.3	38.3%	1,021.7	36.7%

Operating income	145.9	15.2%	82.6	8.4%	274.6	9.9%
Depreciation, Amortization & Others (2)	61.2	6.4%	104.6	10.7%	208.6	7.5%

EBITDA (3)	207.0	21.6%	187.2	19.1%	483.2	17.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

Venezuelan operations Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3Q 03	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	45.2		39.7		126.7
Average price per unit case	26.20		24.92		26.73

Net revenues	1,184.3		988.9		3,387.7
Other operating revenues	1.4		0.0		2.4

Total revenues	1,185.7	100.0%	988.9	100.0%	3,390.1	100.0%
Cost of sales	674.8	56.9%	589.4	59.6%	1,973.5	58.2%

Gross profit	510.9	43.1%	399.5	40.4%	1,416.6	41.8%

Administrative expenses	68.8	5.8%	50.2	5.1%	194.2	5.7%
Selling expenses	388.2	32.7%	324.8	32.8%	1,016.3	30.0%

Operating expenses	457.0	38.5%	375.0	37.9%	1,210.5	35.7%

Operating income	53.8	4.5%	24.5	2.5%	206.1	6.1%
Depreciation, Amortization & Others (2)	55.4	4.7%	78.5	7.9%	171.4	5.1%

EBITDA (3)	109.2	9.2%	103.0	10.4%	377.5	11.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

October 27, 2004	Page 13

Brazilian and Argentine operations

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3Q 03	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	65.6		60.0		190.7
Average price per unit case	17.65		17.07		17.63

Net revenues	1,157.9		1,023.8		3,361.7
Other operating revenues	3.5		4.8		11.4

Total revenues	1,161.4	100.0%	1,028.7	100.0%	3,373.1	100.0%
Cost of sales	697.7	60.1%	660.8	64.2%	2,065.6	61.2%

Gross profit	463.7	39.9%	367.9	35.8%	1,307.5	38.8%

Administrative expenses	79.0	6.8%	71.4	6.9%	247.8	7.3%
Selling expenses	272.2	23.4%	275.2	26.8%	798.7	23.7%

Operating expenses	351.2	30.2%	346.6	33.7%	1,046.5	31.0%

Operating income	112.5	9.7%	21.3	2.1%	261.0	7.7%
Depreciation, Amortization & Others (2)	27.7	2.4%	24.6	2.4%	71.4	2.1%

EBITDA (3)	140.3	12.1%	45.9	4.5%	332.3	9.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2004

	3Q 04	% Rev	3Q 03	% Rev	YTD 04	% Rev	YTD 03	% Rev

Sales Volume(millions unit cases)	34.0		28.6		102.5		87.3
Average price per unit case	16.64		16.25		16.39		16.06

Net revenues	565.3		465.4		1,679.7		1,402.1
Other operating revenues	27.2		23.7		81.7		76.1

Total revenues	592.5	100.0%	489.1	100.0%	1,761.4	100.0%	1,478.2	100.0%
Cost of sales	347.7	58.7%	306.8	62.7%	1,059.4	60.1%	952.4	64.4%

Gross profit	244.9	41.3%	182.4	37.3%	702.0	39.9%	525.8	35.6%

Administrative expenses	26.4	4.5%	23.4	4.8%	63.3	3.6%	82.3	5.6%
Selling expenses	121.8	20.6%	111.7	22.8%	365.0	20.7%	338.1	22.9%

Operating expenses	148.2	25.0%	135.0	27.6%	428.3	24.3%	420.4	28.4%

Operating income	96.7	16.3%	47.3	9.7%	273.7	15.5%	105.4	7.1%

Depreciation, Amortization & Others (2)	29.8	5.0%	40.7	8.3%	91.5	5.2%	132.5	9.0%

EBITDA (3)	126.5	21.4%	88.0	18.0%	365.1	20.7%	237.9	16.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Others.

October 27, 2004	Page 14

Selected Information

SELECTED INFORMATION

For the three months ended September 30, 2004

Expressed in million Mexican pesos as of September 30, 2004

	3Q 2003		3Q 2004

Capex	901.0	Capex	498.6
Depreciation	347.0	Depreciation	288.0
Amortization & Others	333.8	Amortization & Others	217.9

VOLUME (MUC)
Expressed in million unit cases

	3Q 2003						3Q 2004

	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico	154.1	48.6	52.2	0.0	1.3	256.2	155.1	50.8	49.1	0.0	1.3	256.3
Central America	18.8	6.5	1.1	0.0	0.5	26.9	19.1	6.8	1.1	0.0	0.4	27.4
Colombia	25.3	9.9	6.3	0.0	0.1	41.6	26.7	8.1	5.6	0.0	0.1	40.5
Venezuela	21.8	12.2	3.5	0.0	2.2	39.7	23.5	15.3	3.6	0.0	2.8	45.2
Brazil	32.2	13.5	2.3	11.6	0.4	60.0	37.0	14.3	3.3	10.6	0.4	65.6
Argentina	20.9	7.4	0.2	0.0	0.1	28.6	23.6	9.9	0.3	0.0	0.2	34.0

Total	273.1	98.1	65.6	11.6	4.6	453.0	285.0	105.2	63.0	10.6	5.2	469.0

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	3Q 2003				3Q 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.6	54.5	1.3	15.6	28.7	55.5	1.2	14.6
Central America	56.0	38.4	5.6	-	48.4	47.1	4.5	-
Colombia	55.6	34.2	3.2	7.0	51.2	38.6	3.4	6.8
Venezuela	36.7	55.8	2.9	4.6	30.3	63.1	3.0	3.6
Brazil	11.8	84.2	4.0	-	10.9	85.8	3.3	-
Argentina	25.3	71.1	3.6	-	27.1	69.0	3.9	-

For the nine months ended September 30, 2004

Expressed in million Mexican pesos as of September 30, 2004

	YTD 2003		YTD 2004

Capex	1,808.9	Capex	1,219.8
Depreciation	738.9	Depreciation	910.9
Amortization & Others	660.0	Amortization & Others	776.9

VOLUME (MUC)
Expressed in million unit cases

	YTD 2003						YTD 2004

	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico	446.5	141.2	165.6	0.0	4.5	757.8	447.5	146.0	144.4	0.0	3.7	741.6
Central America	53.7	19.4	3.3	0.0	1.5	77.9	55.7	20.5	3.4	0.0	1.2	80.8
Colombia	77.6	28.6	20.3	0.0	0.2	126.7	79.5	25.4	16.7	0.0	0.4	122.0
Venezuela	60.0	31.1	8.9	0.0	5.7	105.7	67.8	40.4	10.8	0.0	7.7	126.7
Brazil	99.7	45.6	7.5	33.7	1.3	187.8	107.3	41.9	9.0	31.3	1.2	190.7
Argentina	62.7	23.4	0.9	0.0	0.3	87.3	70.5	30.6	0.9	0.0	0.5	102.5

Total	800.2	289.3	206.5	33.7	13.5	1,343.2	828.3	304.8	185.2	31.3	14.7	1,364.3

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 2003				YTD 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.7	54.5	1.3	16.5	28.5	55.5	1.3	14.7
Central America	52.1	42.3	5.6	-	49.5	46.1	4.4	-
Colombia	54.0	35.8	3.0	7.2	52.0	38.1	3.3	6.6
Venezuela	36.1	57.5	2.7	3.7	31.1	62.1	2.8	4.0
Brazil	11.7	84.2	4.1	-	10.8	86.0	3.2	-
Argentina	24.2	71.9	3.9	-	27.3	69.0	3.7	-

October 27, 2004	Page 15

Macroeconomic Information

September 2004
Macroeconomic Information

	Inflation			Foreign Exchange Rate
	LTM	YTD	3Q 04	(Per US Dollar) *

Mexico	5.06%	3.37%	1.72%	11.3759
Colombia	5.98%	4.91%	0.62%	2,595.1700
Venezuela	20.83%	14.68%	3.27%	1,920.0000
Brazil	5.96%	4.63%	1.47%	2.8586
Argentina	5.73%	3.97%	1.31%	2.9800

* Figures as of September 30, 2004

October 27, 2004	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: October 27, 2004	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer